BB 4/9 *

[redacted]

10028682

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: optionsXpress, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 West Monroe Street, Suite 1000
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Stern (312) 630-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

BB 4/9

OATH OR AFFIRMATION

I, Thomas E. Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of optionsXpress, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
RONALD L WETZEL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/12/12

Thomas E. Stern
Signature

Chief Financial Officer
Title

Ronald L. Wetzel
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control.
- ☐ (p) Statement of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures Accounts.
- ☐ (q) Statement of Secured Amounts and Funds held in Separate Accounts for Foreign Futures and Foreign Options Customers' Pursuit to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

optionsXpress, Inc.

Statement of Financial Condition

December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm

The Stockholder
optionsXpress, Inc.

We have audited the accompanying statement of financial condition of optionsXpress, Inc. (the Company), a wholly owned subsidiary of optionsXpress Holdings, Inc., as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of optionsXpress, Inc. at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Chicago, Illinois
February 24, 2010

optionsXpress, Inc.

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 138,849,160
Cash and investments segregated in compliance with federal regulations	795,523,041
Receivables from brokerage customers, net	149,846,431
Receivables from brokers, dealers and clearing organizations	110,052,946
Deposits with clearing organizations	30,244,570
Fixed assets (net of accumulated depreciation and amortization of $18,372,397)	10,107,233
Goodwill	62,824,035
Other intangible assets, net	1,800,000
Other assets	3,822,822
Due from affiliates	2,818,465
Due from Parent	1,111,709
Total assets	$ 1,307,000,412
Liabilities and stockholder's equity	
Payables to brokerage customers	$ 1,108,474,241
Accounts payable and accrued liabilities	9,882,761
Current and deferred income taxes	3,026,324
Payables to brokers, dealers and clearing organizations	143,502
Due to affiliates	2,155,785
Total liabilities	1,123,682,613
Stockholder's equity:	
Common stock, $0.01 par value, 25,000,000 shares authorized; 1,000 issued and outstanding	10
Additional paid-in capital	141,430,403
Retained earnings	41,887,386
Total stockholder's equity	183,317,799
Total liabilities and stockholder's equity	$ 1,307,000,412

See accompanying notes.

optionsXpress, Inc.

Notes to Statement of Financial Condition

December 31, 2009

1. Basis of Presentation

optionsXpress, Inc. (the "Company") follows United States generally accepted accounting principles ("GAAP"), including certain accounting guidance used by the brokerage industry.

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification™ ("ASC") Topic 105, *Generally Accepted Accounting Principles* ("ASC 105"). ASC 105 identifies the FASB ASC as the authoritative source of GAAP. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under federal securities laws are also sources of authoritative GAAP for SEC registrants.

2. Nature of Operations

The Company provides internet-based option, stock, mutual fund, fixed income, and futures brokerage services to retail customers located throughout the United States and certain foreign countries. optionsXpress, Inc. is a wholly owned subsidiary of optionsXpress Holdings, Inc. (the "Parent").

optionsXpress, Inc. is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, the National Securities Clearing Corporation, and the Depository Trust Company (together, the Depository Trust & Clearing Corporation or "DTCC"), and the Options Clearing Corporation ("OCC"). The Company is also a member of various exchanges, including the Chicago Board Options Exchange ("CBOE"), the International Securities Exchange, the Boston Options Exchange, the American Stock Exchange, the NYSE Arca Exchange and the Philadelphia Stock Exchange. In addition, the Company is registered as a non-clearing futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA").

The Company provides clearing and execution services for its customers and the customers of its affiliates, brokersXpress, LLC, optionsXpress Europe, B.V., optionsXpress Australia, Pty Limited ("oX Australia"), and optionsXpress Singapore Pte. Ltd. As the clearing broker, optionsXpress, Inc. maintains custody and control over the assets in those customers' accounts and provides back office functions, including: maintaining customer accounts; extending credit

2. Nature of Operations (continued)

in margin accounts; settling stock and bond transactions with the DTCC and option transactions with the OCC; settling commissions and clearing fees; preparing customer trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the customer; possession or control of customer securities, safeguarding customer funds and transmitting tax accounting information to the customer and to the applicable tax authorities; and forwarding prospectuses, proxies, and other shareholder information to customers. The Company clears all of its U.S. futures accounts transactions as a non-clearing futures commission merchant through an omnibus account arrangement and a facilities management agreement with a clearing futures commission merchant.

3. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions regarding the valuation of goodwill and other intangible assets, the capitalization of internally developed software and other matters affecting the statement of financial condition and the accompanying notes presented. Actual results could differ from management's estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Cash and Investments Segregated in Compliance With Federal Regulations

Cash segregated in compliance with federal regulations consists of interest-bearing cash deposits from customers' security accounts held in a special reserve bank account according to Rule 15c3-3 of the Securities Exchange Act of 1934, and interest-bearing cash deposits that have been segregated or secured for the benefit of futures customers according to the regulations of the CFTC governing a futures commission merchant.

3. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets consist of furniture and equipment, leasehold improvements, and computer software. Fixed assets are carried at cost, less accumulated depreciation and amortization.

The Company capitalizes costs associated with software developed for internal use based on FASB ASC Topic 350-50, *Website Development Costs*. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll for employees directly associated with, and who devote time to, the development of the internal-use software. The Company periodically reviews the capitalized fixed asset costs for impairment.

Goodwill

The Company has recorded goodwill to the extent that the purchase price of a business acquisition has exceeded the fair value of the net identifiable tangible and intangible assets of the acquired business. The Company's policy is to test goodwill for impairment on at least an annual basis, or whenever events and circumstances indicate that the carrying value may not be recoverable.

Other Intangible Assets, Net

The Company has recorded an other intangible asset for a specifically identified intangible asset that was acquired during a business acquisition. The Company's policy is to review identified intangible assets for impairment on at least an annual basis, or whenever events and circumstances indicate that the carrying value may not be recoverable.

Income Taxes

The Company files a consolidated income tax return with its Parent. Deferred income tax assets and liabilities are determined based on the differences between the statement of financial condition carrying amounts and the tax bases of assets and liabilities using the currently enacted tax rates. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

3. Significant Accounting Policies (continued)

Uncertain tax positions are initially recognized in the statement of financial condition when it is more likely than not that the positions will be sustained upon examination by the tax authorities.

Fair Value Measurements

FASB ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 does not require new fair value measurements. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models.

In February 2008, the FASB issued an update to ASC 820 to partially defer the effective date of ASC 820 for non-financial assets and non-financial liabilities that are re-evaluated at fair value in the statement of financial condition on a non-recurring basis (at least annually). These non-financial assets include goodwill and other intangible assets. The Company adopted the update to ASC 820 effective January 1, 2009 for non-financial assets and non-financial liabilities, which did not have an effect on the Company's financial position.

In April 2009, the FASB issued interrelated updates and guidance that require enhanced disclosures regarding certain fair value measurements. An additional update to ASC 820 provides guidance for determining fair values when markets become inactive and for identifying distressed transactions. FASB ASC Topic 320, *Investments – Debt and Equity Securities,* provides guidance for determining whether debt securities are other-than-temporary impaired and requires enhanced disclosures of other-than-temporary impairments on debt and equity securities in the statement of financial condition. An update to FASB ASC Topic 825, *Financial Instruments,* and FASB ASC Topic 325, *Investments-Other*, requires disclosures about the fair values of financial instruments for interim reporting periods as well as in the annual statement of financial condition. The Company adopted the additional guidance and required disclosure for the year ended December 31, 2009, which did not have an effect on the Company's financial position.

3. Significant Accounting Policies (continued)

Securities Borrowed

Securities borrowed transactions are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash or other securities.

Customer Transactions

Customer asset and liability balances related to their securities activity, excluding futures activity, are recorded on a settlement-date basis. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected in the statement of financial condition. Customer asset and liability balances related to futures activities are recorded on a trade-date basis.

Subsequent Events

Effective for the year ended December 31, 2009, the Company adopted FASB ASC Topic 855, *Subsequent Events* ("ASC 855"). ASC 855 provides the disclosure requirements for subsequent events requiring entities to report the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether the date represents the date the statement of financial condition was issued or was available to be issued.

4. Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, *Improving Disclosures About Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 amends ASC 820 by requiring additional disclosures regarding fair value measurements. Specifically, the amendment requires additional disclosures of i) the input and valuation techniques used to measure fair value for both recurring and non-recurring fair value measurements of Level 2 and Level 3 positions, ii) the transfers between all levels (including Level 1 and Level 2) will be required to be disclosed on a gross basis as well as the reasons for the transfers and iii) the purchases, sales, issuances and settlements must be shown on a gross basis in the Level 3 rollforward table. ASU 2010-06 is effective for fiscal years beginning after December 15, 2010. Therefore, ASU 2010-06 will be effective for the Company's fiscal year beginning January 1, 2011. The adoption of ASU 2010-06 is not expected to have a material impact on the Company's statement of financial condition.

5. Receivables From Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations consisted of the following at December 31, 2009:

Receivable for securities failed to deliver	$ 84,610,548
Deposits for securities borrowed	21,562,411
Other receivables from brokers, dealers and clearing organizations	3,879,987
	$ 110,052,946

6. Fixed Assets

Fixed assets and capitalized software development costs consisted of the following at December 31, 2009:

Furniture and equipment	$ 14,141,317
Leasehold improvements	4,113,077
Computer software	10,225,236
	28,479,630
Less accumulated depreciation and amortization	(18,372,397)
	$ 10,107,233

At December 31, 2009, the cost and accumulated amortization related to internally developed software, included in computer software, were $6,626,518 and $3,314,392, respectively.

7. Goodwill

On May 4, 2009, the Parent of the Company acquired 100 percent of the membership interests of Lanai Partners, LLC, the sole stockholder of Optionetics, Inc. and its affiliates (collectively, "Optionetics"), for cash of $18,434,544, and the assumption of certain liabilities. Optionetics, based in Redwood City, California and Sydney, Australia, is a leading provider of investment education services, including live seminars, proprietary software analytics, online and offline educational products and individual coaching to potential investors in twelve countries.

The Optionetics goodwill was allocated to the Company by the Parent since the Company will be the beneficiary of the funded brokerage accounts to be referred by Optionetics.

7. Goodwill (continued)

The Parent recorded the Optionetics goodwill under FASB ASC Topic 805, *Business Combinations*. The Company has recorded the allocated Optionetics goodwill and goodwill from other acquisitions to the extent the purchase of each completed acquisition exceeded the fair value of the net identifiable tangible and intangible assets of the acquired company. The following table summarizes changes in the carrying amount of goodwill:

Balance at January 1, 2009	$ 28,942,919
Goodwill allocated by the Parent for the Optionetics acquisition	33,881,116
Balance at December 31, 2009	$ 62,824,035

In performing the annual impairment test, the Company utilized quoted market prices of the Parent's common stock to estimate the fair value of the Parent as a whole. The estimated fair value was then allocated to the Parent's reporting units based on operating revenues, and was compared to the carrying value of the reporting unit. No impairment of goodwill was determined at the Parent or the reporting unit level for the year ended December 31, 2009.

8. Other Intangible Assets, Net

At December 31, 2009, the Company's gross carrying amount and accumulated amortization related to the customer relationships intangible asset was $3,675,000 and $1,875,000, respectively.

The Company reviews other intangible assets for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of the Company's finite-lived customer relationships intangible asset was evaluated by comparing the discounted cash flows associated with the asset to the asset's carrying amount. No impairment of the customer relationships intangible asset was determined for the year ended December 31, 2009.

9. Other Assets

Other assets consisted of the following at December 31, 2009:

Interest and dividend receivable	$ 2,049,789
Prepaid expenses	1,035,574
Loan receivable	469,700
Other	267,759
	$ 3,822,822

10. Payables to Brokers, Dealers and Clearing Organizations

Amounts payable to brokers, dealers and clearing organizations at December 31, 2009, consisted entirely of securities failed to receive.

11. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following at December 31, 2009:

Accrued liabilities	$ 5,506,757
Accrued compensation	2,350,000
Tax withholding payable	714,845
Accounts payable	658,124
Other accruals	653,035
	$ 9,882,761

12. Income Taxes

Deferred tax assets (liabilities) were comprised of the following at December 31, 2009:

Deferred tax assets:	
Stock-based compensation	$ 1,963,869
Other deferred tax assets	172,831
	2,136,700
Deferred tax liabilities:	
Property and intangible assets	(3,174,470)
Other deferred tax liabilities	(272,089)
Total deferred tax liabilities	(3,446,559)
Net deferred tax liabilities	$ (1,309,859)

On January 1, 2009, the Company did not have any unrecognized tax benefits. During the year, there were no increases or decreases in unrecognized tax benefits. Therefore, there were no unrecognized tax benefits at December 31, 2009. Currently, the Company estimates that the balance of the unrecognized tax benefits will not significantly change during 2010. The Company believes it is no longer subject to U.S. federal and state income tax examinations for the years prior to 2006.

13. Fair Value of Financial Instruments

The following table sets forth the Company's financial instruments owned, at fair value:

	December 31 2009
Financial instruments owned, at fair value	
Money market funds included in cash and cash equivalents	$ 48,781,513
U.S. treasuries included in deposits with clearing organizations	12,997,465
	$ 61,778,978

13. Fair Value of Financial Instruments (continued)

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under which financial assets and liabilities will be classified are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

As required by ASC 820, financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. At December 31, 2009, all of the Company's financial instruments are in Level 1 of the fair value hierarchy and have readily available market values. The money market funds and U.S. treasuries are valued at their reported net asset values.

14. Commitments, Contingencies, and Guarantees

Commitments

The Company leases office space under non-cancelable operating lease agreements that expire on various dates through September 2011. The aggregate future rent payments for the term of the lease of $263,211 are included in the table below.

Future minimum annual lease commitments, exclusive of additional payments that may be required for certain increases in operating costs, were as follows:

2010	$ 148,299
2011	114,912
	$ 263,211

14. Commitments, Contingencies, and Guarantees (continued)

The Company enters into agreements to purchase telecommunications and data services from various service providers. These agreements expire on various dates through December 2010. The fixed and determinable portions of these obligations are $2,717,622 for the year ended December 31, 2010.

Credit Facility

To support its self-clearing activities, the Company established an unsecured, uncommitted credit facility with JP Morgan Chase Bank, N.A. Any outstanding balances on this credit facility would be callable on demand. The Company anticipates that the credit facility will only be used occasionally, addressing potential timing issues with the flow of customer funds, and will only be used to facilitate transactions for which customers already have sufficient funds in brokerage accounts. At December 31, 2009, there was no balance outstanding on this credit facility.

General Contingencies

The Company extends margin credit and leverage to its customers, which are subject to various regulatory and clearing firm margin requirements. Margin credit balances are collateralized by cash and securities in the customers' accounts. Leverage involves securing a large potential future obligation with a lesser amount of cash or securities. The risks associated with margin credit and leverage increase during periods of fast market movements or in cases where leverage or collateral is concentrated and market movements occur. During such times, customers who utilize margin credit or leverage and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation. The Company is exposed to credit risk when its customers execute transactions, such as short sales of options and equities or futures transactions that can expose them to risk beyond their invested capital. At December 31, 2009, the Company had $116.7 million in credit extended to its customers. In addition, the Company may be obligated for margin extended to the Company's customers by its third-party clearing agent on futures positions.

The margin and leverage requirements that the Company imposes on its customer accounts meet or exceed those required by various regulatory requirements and Regulation T of the Board of Governors of the Federal Reserve. The amount of this risk is not quantifiable since the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices.

14. Commitments, Contingencies, and Guarantees (continued)

As a result, the Company is exposed to significant off-balance sheet credit risk in the event customer collateral is not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the accompanying statement of financial condition.

The Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the securities values on a daily basis, and by requiring additional collateral as needed.

Legal Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition. However, in the opinion of management, and after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition of the Company.

Guarantees

The Company clears its customers' futures transactions on an omnibus basis through a futures commission merchant. The Company has agreed to indemnify its third-party clearing broker and its clearing futures commission merchants for losses that they may sustain for the customer accounts introduced to them by the Company. The Company provides guarantees to its clearing organizations and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another

14. Commitments, Contingencies, and Guarantees (continued)

member becomes unable to satisfy its obligations to the clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liabilities related to these guarantees have been recognized in the accompanying statement of financial condition.

15. Employee Benefit Plan

The Company maintains a 401(k) savings plan covering all eligible employees of the Company. Discretionary contributions may be made to the plan, although no such contributions were made for the year ended December 31, 2009.

16. Employee Stock Purchase Plan

The Parent maintains a stock purchase plan that offers its employees the opportunity to purchase the Parent's stock at a five percent discount. In general, participants may elect to have a certain amount withheld through payroll over a six-month period. At the end of each six-month period, the employee's withholding is used to purchase the Parent's stock at a five percent discount from the closing price on the last day of the period. In December 2009, the Parent amended the Employee Stock Purchase Plan, limiting the number of shares any individual may purchase under the plan in any given year to 100,000.

17. Equity Incentive Plans

The Parent maintains three equity incentive plans: the 2001 Equity Incentive Plan, the 2005 Equity Incentive Plan, and the 2008 Equity Incentive Plan (collectively, "the Plans"). All of the options outstanding pursuant to the stock compensation plans are options to buy common stock of the Parent granted to employees of the Company. Under the terms of the Plans, the Parent may grant eligible employees, directors, and other individuals performing services for the Company various equity incentive awards up to 3,750,000 shares of options, restricted stock, or deferred shares. No restricted stock has been issued under the Plans.

18. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, administered by the SEC and FINRA, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital of 2% of "aggregate debits" or $250,000, whichever is greater, as these terms are defined.

The Company is also subject to CFTC Regulation 1.17 ("Reg. 1.17") under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital. The Company, as a futures commission merchant, is required to maintain minimum net capital equal to the greater of its net capital requirement under Rule 15c3-1 ($500,000), or the sum of 8% of the total risk margin requirements for all positions carried in customer accounts, as defined in Reg 1.17 and 4% of the total risk margin requirements for all positions carried in non-customer accounts.

At December 31, 2009, the Company had net capital requirements of $17,906,316 and net capital of $97,502,879. The net capital rules may effectively restrict the payment of equity withdrawals.

19. Related-Party Transactions

The Company provides securities and futures clearing and execution services to its affiliates. In addition, the Company provided certain support services to its affiliates, including the use of personnel, facilities, and equipment.

In conjunction with transactions with its affiliates, the following related-party amounts were included in the statement of financial condition at December 31, 2009:

	Due From Affiliates
Payments made on behalf of affiliates	$ 2,818,465

	Due To Affiliates
Advances made from an affiliate	$ 672,038
Commissions collected on behalf of affiliates	1,629,018
Less expenses allocated for support services	(145,271)
	$ 2,155,785

19. Related-Party Transactions (continued)

At December 31, 2009, the Company had a receivable of $1,111,709 due from the Parent for various advances that the Company made to the Parent.

20. Subsequent Events

Subsequent events have been evaluated through the date that the statement of financial condition is available to be issued, February 24, 2010. The Company had no subsequent events to be disclosed for the year ended December 31, 2009.

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Management of optionsXpress, Inc.:

We have performed the procedures enumerated below, which were agreed to by the management of optionsXpress, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission (SEC), and the Chicago Board Options Exchange, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences;

2. Compared the amounts derived from the SEC Form X-17A-5 (FOCUS) reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments, and noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 24, 2010

SEC
Mail Processing
Section

FEB 2 6 2010

Washington, DC
121

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052354 CBOE DEC
OPTIONSXPRESS INC 8*8
311 W MONROE ST STE 1000
CHICAGO IL 60606-4663

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TOM STERN 312-630-3333

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 283,878

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (98,024)

2/25/09 & 8/13/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 185,854

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 185,854

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 185,854

H. Overpayment carried forward $(–)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

optionsXpress, Inc.
(Name of Corporation, Partnership or other organization)

Thomas E. Stern
(Authorized Signature)

CFO
(Title)

Dated the 22 day of Feb, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 125,172,771
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	9,607,649
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	512,493
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 48,512	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,501,480	
Enter the greater of line (i) or (ii)	1,501,480
Total deductions	11,621,622
2d. SIPC Net Operating Revenues	$ 113,551,149
2e. General Assessment @ .0025	$ 283,878

(to page 1 but not less than $150 minimum)

STATEMENT OF FINANCIAL CONDITION

optionsXpress, Inc.
December 31, 2009
With Report of Independent Registered
Public Accounting Firm